191 Peachtree Street Suite 3300 Atlanta, GA 30303

March 9, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Principal Executive Officers and Principal Financial Officers of Starboard Investment Trust (the “Trust”) (File Nos. 333-159484 and 811-22298)

Ladies and Gentlemen:

This correspondence is being filed in response to a request by Mr. Kevin Rupert, Examiner, Division of Investment Management, to set forth an explanation for the multiple Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”) structure of the Trust and a statement regarding how the Trust will comply with Rule 30a-2 regarding certifications of PEOs and PFOs.

The Trust is a Delaware statutory trust and has a PEO and a PFO for each fund family within the Trust.  The Trust’s board believes that using this multi-PEO and PFO structure benefits shareholders of each series of the Trust because each PEO and PFO has intimate knowledge of the day-to-day operations of the series of which he is an officer and has sufficient authority to ensure smooth operation of each series.  This structure also helps the Trust to ensure that the person signing the certification required by Rule 30a-2 of the Investment Company Act (the “Act”), has the necessary knowledge to accurately make the statements contained in the certification.

Article V of the Trust’s bylaws, 12 Del. Code § 3806 and Section 16 of the Act permit the Trust to elect multiple officers.  In addition, Rule 30a-2 of the Act contemplates that a registered investment company may have multiple PEOs and PFOs when it states that: “Each principal executive and principal financial officer of the investment company, or persons performing similar functions, at the time of filing of the report must sign a certification.” (emphasis added)   The instructions to Item 12 of Form N-CSR and Item 3 of Form N-Q mirror this language stating that “a separate certification for each principal executive and principal financial officer of the registrant as required by Rule 30a-2(a)” must be filed as an exhibit to the forms.  The use of the term “each” instead of “the” in Rule 30a-2 and the form instructions suggests that there may be more than one PEO and PFO of an investment company.

When the Trust files Form N-CSR and Form N-Q, the Trust will comply with Rule 30a-2 and the instructions to Form N-CSR and N-Q by having the certification required signed by each PEO and PFO of each series to which the filing relates. Filing each such certification should fulfill the certification requirements of Rule 30a-2 and the applicable forms.

Please contact Tanya L. Goins at (404) 529-8308 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins